Exhibit 19

MERIDIAN CORPORATION INSIDER TRADING POLICY
2025
BACKGROUND AND PURPOSE

One of the principal purposes of the federal securities laws is to prohibit so called “insider trading.” The Securities Exchange Act of 1934 and subsequent regulations restrict transactions in publicly traded securities by individuals who possess “inside” information. Inside information is generally defined as material non-public information obtained through involvement with the company that is relevant to the value of such securities, such as information that would be used by an investor in making decisions to trade[1] the company’s securities. Under such provisions, any person who possesses material non-public information about publicly traded securities is prohibited from:

▪purchasing or selling securities while aware of material non-public information regarding the company; and
▪disclosing material non-public information to others who then trade in the company’s securities (otherwise known as “tipping”).

The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the company, if the information involved is “material” and “non-public.” These terms are defined in this policy below. The prohibitions would apply to any director, officer or employee and any such person’s Related Persons[2] who buys or sells company stock on the basis of material non-public information that he or she obtained about the company, its customers, suppliers, or other companies with which the company has contractual relationships or may be negotiating transactions. This policy provides a framework to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Meridian Bank.

I.STATEMENT OF POLICY
It is the policy of Meridian Corporation (“Meridian” and together with its direct and indirect subsidiaries, the “Company”) that the Company’s employees, officers and directors and their Related Persons will comply at all times with all provisions of the Securities Exchange Act of 1934, as amended, and subsequent regulations related to insider trading.

The Board of Directors of Meridian has adopted this policy as a standard for the trading of the Company’s securities or the securities of other publicly traded companies while in possession of confidential information to prevent insider trading and to help personnel avoid the severe consequences associated with violation of insider trading laws.

Where doubt as to materiality or non-public status of information exists, such information will be treated as material, non-public information.

II. OVERSIGHT AND DELEGATION OF AUTHORITY
The Board of Directors shall be responsible for the oversight of compliance with this Policy Statement. The Board hereby delegates the responsibility for day-to-day operating matters associated with this policy to General Counsel and/or his/her designee(s) as assigned.

Duties include, but are not limited to, the following:
•ensuring that copies of this policy are provided to all directors, officers and employees and, by such person, to their respective Related Persons;
•ensuring that the Company obtains and maintains written acknowledgement from directors, officers and employees that they have read and understood this policy;
•overseeing responses to questions from individual directors, officers and employees;
•ensuring periodic training is provided to directors, officers and employees; and
•ensuring that relevant files on compliance with and implementation of this policy are maintained.

III.OPERATING STANDARDS

1.Applicability
This policy applies to all transactions in the Company’s securities, including common stock, options, warrants and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

This policy applies to all directors, officers, employees, agents, independent advisors or consultants of the Company or any of their Related Persons. The persons to whom this policy applies are referred to herein as “Covered Persons.”

Exhibit 19
2. General Policy: No Trading or Causing Trading While In Possession of Material Non-public Information.

a.No Covered Person may purchase or sell any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. (The terms “material” and “non-public” are defined below.)
b.No Covered Person who knows of any material non-public information about the Company may communicate that information to any other person, including family and friends, without the prior authorization from the General Counsel and/or designees.
c.In addition, no Covered Person may purchase or sell any security of any other company while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No Covered Person who knows of any such material non-public information may communicate that information to any other person, including family and friends.
d.For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the General Counsel or his/her designee.
e.MNPI Persons (defined below) must “pre clear” all trading in securities of the Company in accordance with the procedures set forth below.

3. Definitions

a.Materiality – Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. “Material information” is information which would reasonably be expected to either (i) affect the price of the securities of the company to which it pertains or (ii) be important to an investor in deciding whether to buy, sell or hold a security of the company to which it pertains. Material information can include both favorable and unfavorable information.

Information dealing with the following subjects is reasonably likely to be found material in certain situations:
i.significant changes in the Company’s prospects;
ii.significant write-downs in assets or increases in reserves;
iii.developments regarding significant litigation or government agency investigations;
iv.liquidity issues;
v.changes in earnings estimates or unusual gains/losses;
vi.major changes in the Company’s management or Meridian’s Board of Directors;
vii.changes in dividend policy;
viii.extraordinary borrowings;
ix.award or loss of a significant contract;
x.proposals, plans or agreements, even if preliminary, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases/sales of substantial assets;
xi.significant regulatory events or major changes in accounting methods or policies;
xii.cybersecurity risks and incidents, including vulnerabilities and breaches;
xiii.public offerings or private placements; and
xiv.pending statistical reports (examples: consumer price index, money supply, retail figures, interest rate developments).

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Information concerning an event that would have a significant impact on share price may be material even if the possibility of the event occurring is small. When in doubt, presume information is material. Consult the General Counsel and/or his/her designee(s) before making any decisions to disclose such information (other than to persons in the organization who need to know it) or to trade in or recommend securities to which the information relates.

b. Non-public Information – Insider trading prohibitions come into play only when the information possessed is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been released in a manner that reaches investors generally, and the investor must be given time to analyze the information. Even after a public disclosure of information pertaining to the Company, you must wait until the close of business on the second full trading day after the information was publicly disclosed before the information can be treated as public.

Non-public information may include:
i.information available to a select group of analysts, brokers or institutional investors;
ii.undisclosed facts that are the subjects of rumors, even if the rumors are widely circulated; and
iii.information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has passed for the market to respond to the announcement (generally, two full trading days).

Exhibit 19

IV.ADDITIONAL RULES APPLICABLE TO ALL DIRECTORS, OFFICERS AND CERTAIN EMPLOYEES IDENTIFIED ON MERIDIAN’S INTERNAL WEBSITE

All persons referenced in this Section V (including their respective Related Persons, collectively, the “MNPI Persons”) subject to these trading rules must check the Company’s internal website before trading to determine whether a blackout period is in effect. If you have any questions regarding whether a blackout period is in effect consult the General Counsel and/or his/her designee(s) as assigned.

1.Blackout periods
All MNPI Persons are generally prohibited from trading in the Company’s securities during blackout periods.

a.Quarterly Blackout Periods – Trading in the Company’s securities is prohibited during the period beginning at the close of the market fifteen (15) days before the end of each fiscal quarter and ending at the close of business on the second trading day following the date the Company’s financial results for the fiscal quarter are publicly disclosed. This applies to (i) open market transactions or (ii) a sale of Company’s securities following exercise of a stock option (including a sale by way of a cashless exercise).

a.Other Blackout Periods – From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which MNPI Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the MNPI Persons affected.

2. Trading Windows

MNPI Persons are permitted to trade in the Company’s securities when no blackout period is in effect. Generally, this means that MNPI Persons can trade during the period beginning at the close of business on the second trading day following the date the Company’s financial results for such fiscal quarter are publicly disclosed and ending at the close of the market fifteen days before the end of each fiscal quarter. However, even during this trading window, a MNPI Person who is in possession of any material non-public information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part V Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

Additionally, complex rules exist for directors and executive officers that restrict their trading in the Company’s securities and the securities of the other company while the Company is actively considering material merger or acquisition transactions and ending with the completion of the transaction.

3. Pre-clearance of Securities Transactions

a.Because MNPI Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window elaborated above, without first pre-clearing transactions in the Company’s securities.
b.Unless otherwise specified by regulation, no MNPI Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without obtaining prior approval from the General Counsel and/or his/her designee(s). These procedures also apply to transactions by the MNPI Person’s spouse, other persons living in the MNPI Person’s household and minor children and to any transaction by an entity over which the MNPI Person has control.
c.The General Counsel and/or his/her designee(s) will record the date each request is received and the date/time each request is approved/disapproved or otherwise keep a suitable record of approval. A grant of permission will remain valid until the close of trading two trading days after the day on which the permission was granted. If a transaction is not effected within that two-day timeframe, pre-clearance of the transaction must be requested again.

4. Section 16(b) Of The Securities Exchange Act of 1934 - Short‑Swing Profits

a.Section 16(b) of the Securities Exchange Act of 1934 (the “1934 Act”) contains a prohibition against so-called “short‑swing” profits. Under this provision, directors and executive officers (collectively, the “Section 16 Insiders”) cannot purchase and sell, or sell and purchase, the Company’s equity securities within a period of six months before or six months after an opposite-way transaction without disgorging “profits” obtained in the short-swing transaction. A person who engages in a prohibited set of transactions will be liable to the Company for any profits earned or losses avoided. The Company cannot waive this liability.

Exhibit 19
b.For example, if a Section 16 Insider buys 1,000 shares of the Company’s common stock on January 1 at $15 per share and, within six months, sells the shares for $20 per share, he or she will be liable to the Company for the total profit of $5,000. Similarly, if 1,000 shares are sold on January 1 for $15 per share and within six months the same number of shares of the Company’s common stock are purchased for $10 per share, the officer will have “avoided” a loss of $5,000 and he or she will be liable to the Company for that amount.
c.Application of the prohibition on short‑swing profits is strictly mechanical. All transactions occurring within any six‑month period are matched. Transactions are matched in the manner resulting in the maximum forfeiture of short-swing profits. Possession of material nonpublic information is not a prerequisite for liability under Section 16(b) of the 1934 Act.
d.The first six-month period begins to run on the date of the first transaction after the person becomes a Section 16 Insider. A person who ceases to be a Section 16 Insider will still be subject to Section 16(b) of the 1934 Act until six months after the last nonexempt purchase or sale that was effected while the person was a Section 16 Insider.
e.The prohibition applies to all purchases and sales. This includes shares held directly and shares held in “street name” accounts. In addition, purchases and sales of equity securities by immediate family members and, in certain cases, equity securities held by corporations, partnerships, trusts and IRAs may also be matched with sales and purchases by an insider.
f.For purposes of Section 16(b):
i.a “purchase” is deemed to include writing a “put option” with respect to the Company’s securities and the expiration of the option unexercised is deemed to constitute a “sale”; and
ii. a “sale” includes the writing of a “call” option and the expiration of the option unexercised is deemed to constitute a “purchase.”
iii. Before writing put or call options with respect to the Company’s equity securities, a Section 16 Insider should consult with the General Counsel.

V. Prohibited Transactions

1.Generally

Covered Persons, including such person’s Related Person, are prohibited from engaging in the following transactions in the Company’s securities unless advanced approval is secured from the General Counsel and/or his/her designee(s) indicated above:

a.Short sales: Covered Persons may not sell the Company’s securities short or sell short against the box;

i.“Selling short” occurs when you sell a security you do not own. Selling short typically takes place when there is an expectation that the price of the shares will go down.
ii.“Selling short against the box” occurs when you have sufficient shares to cover any sales but, nevertheless, choose to borrow the shares delivered at settlement. The effect of “selling short against the box” on the market price of stock will be the same as a short sale.
iii.This prohibition applies to all sales, whether of shares held directly or shares held in street name accounts through a broker or dealer.

b. Options trading: Covered Persons may not buy or sell puts or calls or other derivative securities on the                         Company’s securities;

c. Trading on Margin/Pledging as Collateral: Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for any loan, except that, solely with respect to MNPI Persons, (i) such limitation shall not apply to Company securities pledged as collateral for any loan prior to June 1, 2018, (ii) such limitation shall not apply to Company securities pledged as collateral for any loan on or after June 1, 2018, provided that the total securities pledged by such MNPI Person on or after June 1, 2018 (inclusive of securities pledged by such MNPI Person before June 1, 2018) does not exceed one percent (1%) of the then outstanding securities of the Company, and (iii) after June 1, 2018, the Board of Directors may in its discretion approve in advance any pledge of Company securities as collateral for a loan in a particular case (other than a purpose loan within the meaning of Federal Reserve Regulation U) after taking into consideration the magnitude of the number and market value of shares proposed to be pledged in relation to the number of outstanding shares and the market value and trading volume of outstanding shares (generally, the aggregate shares pledged should not exceed 3% of shares outstanding on the date of the pledge), the percentage of shares proposed to be pledged to the total shares owned by the pledgor, the amount of shares proposed to be pledged in relation to the total shares then pledged by other MNPI Persons, and all other factors deemed relevant by the Board of Directors. Although the Board of Directors believes that permitting limited pledging of Company securities to serve as collateral for a bona fide loan in appropriate circumstances will encourage MNPI Persons to purchase and retain shares, the Board of Directors will not approve any pledge of Company securities as part of a hedging or monetization strategy

Exhibit 19
designed to or otherwise having the effect of hedging or offsetting any decrease in the market value of Company securities; and

d. Hedging: Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

2. Additional rules applicable to proposed acquisitions

Whenever the Company is actively considering a particular company for a material acquisition or for another material business relationship or whenever another company is considering acquiring the Company, all of the Company’s employees involved in, or aware of, due diligence or other planning for or attention to the acquisition or business relationship (“Knowledge Holding Employees”) are together with their respective Related Persons, prohibited from trading in any of the Company’s securities and any securities of the other company. If you are a Knowledge Holding Employee, you should contact the General Counsel regarding whether such acquisition or business relationship would be considered “material” and result in a trading blackout with respect to the Company’s securities or any other company. All persons with knowledge of any proposed or pending acquisition or other business relationship must check with the General Counsel before trading.

Except with respect to directors and executive officers (see Section V.2 above) and unless as otherwise announced by the General Counsel, the trading window may be closed to all of the Company’s employees and their respective Related Persons, and remain closed for two full trading days following the public announcement of an acquisition or relationship. If the Company does not enter into an agreement relating to the acquisition or relationship, this prohibition will terminate when announced by the General Counsel. Any such blackout periods following public announcement of an acquisition or business relationship will be communicated by the General Counsel.

If you have any questions regarding whether trading is prohibited pursuant to this Section VI.2, consult the General Counsel.

VI. PENALTIES

Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors. Penalties may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this policy is mandatory.

a.Legal Penalties – A person who violates insider trading laws by engaging in transactions in a company’s securities when he/she has material non-public information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained/losses averted.

The SEC also has the authority to seek disgorgement, a civil penalty against the insider or tippee, of up to three times the amount of profit gained/loss averted by insider trading from the violator and an injunction against future violations. The SEC also may impose liability on a company and any “controlling person” of an insider trading violator for up to the greater of $1,000,000 or three times the amount of profit gained or losses averted by insider trading if the company or a “controlling person” is found to have recklessly disregarded the likelihood that a controlled person would engage in violation and failed to take steps to prevent the action before it occurred. The offending company or “controlling person” may also receive a criminal penalty of up to $2,500,000. The SEC is authorized to pay rewards of up to 10% of a penalty recovered to persons providing information leading to the imposition of a penalty. In addition, insiders or tippees who trade on inside information may receive a jail term of up to 20 years and a criminal fine of up to $25 million. Finally, private parties may bring civil complaints or actions against any person purchasing or selling a security while in possession of material non-public information.
b. Company-imposed Penalties – Covered Persons who violate this policy may be subject to disciplinary action by the Company, including dismissal for cause.

VII. EXCEPTIONS
a.Other Transactions Under Company Plans

The Company’s insider trading policy does not apply to either(i) the surrender of previously owned shares to the Company or (ii) cash (x) to pay the exercise price of an option and (y) to satisfy tax-withholding requirements with respect to a Company-granted option exercise or restricted stock vesting. The policy also does not apply to the cashless exercise of an option with the Company and that does not involve any market sale. The policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, and any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Exhibit 19
b. 10b5-1 Plans

These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an "Approved 10b5-1 Plan") that:
i.has been reviewed and approved at least 7 business days in advance of the adoption of such Approved 10b5-1 Plan by the General Counsel and/or his/her designee(s) (or, if revised or amended, such revisions or amendments have been reviewed and approved by the General Counsel and/or his/her designee(s) at least 7 business days in advance of such revisions or amendment);
ii.was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material nonpublic information about the Company, with such representation also included in the Approved 10b5-1 Plan; and
iii.gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

Each Approved 10b5-1 Plan will require a “cooling off” period before trades under the 10b5-1 Plan can commence.

i.The Approved 10b5-1 Plan for Section 16 Insiders cannot begin trading thereunder until the later of (i) 90 days after the adoption of the Approved 10b5-1 Plan, or (ii) two business days after the disclosure of Meridian’s financial results for the fiscal quarter in which the Approved 10b5-1 Plan was adopted or modified in the applicable Annual Report on Form 10-K or Quarterly Report on Form 10-Q. In any case, there will be a maximum of 120 days after adoption of the Approved 10b5-1 Plan.
ii.For all other persons that are not a Section 16 Insider, the Approved 10b5-1 Plan cannot being trading thereunder until 30 days after the adoption of the 10b5-1 Plan.

In order to comply with Meridian’s ongoing disclosure obligations around the use of SEC Rule 10b5-1 by its Section 16 Insiders, each Section 16 Insider will need to provide the following information concurrently with adoption of the Approved 10b5-1 Plan and any changes thereto:

i.Whether a Section 16 Insider adopted or terminated an Approved 10b5-1 Plan or non-SEC Rule 10b5-1 trading arrangement.
ii. Whether the trading arrangement is intended to satisfy the affirmative defense provided in SEC Rule 10b5-1(c).
iii. A description of the material terms of the trading arrangement, other than terms with respect to price, such as:
1.the name and title of the Section 16 Insider;
2. the date of adoption or termination of the trading arrangement;
3. the duration of the trading arrangement; and
4. the aggregate number of securities to be sold or purchased under the trading arrangement.
iv. With respect to reporting of any transaction in the Company’s securities or derivatives thereof, whether such transaction was pursuant to an Approved 10b5-1 Plan.

VIII.     PERIODIC REVIEW | AUDIT

Internal Audit, or an independent audit firm approved by the Audit Committee, shall periodically conduct an independent review of compliance with this policy along with its accompanying operating procedures. Audit findings and recommendations shall be provided in writing and shall be accompanied by appropriate work papers that support the findings and recommendations. Depending on the nature of a particular finding, the General Counsel and/or his/her designee(s) shall review the written report and oversee the implementation of any improvements or corrective actions resulting from the findings. The report along with all findings and management’s responses for corrective action will be reported to the Audit Committee of the Board and such review noted in the minutes.

IX. ACKNOWLEDGEMENT AND CERTIFICATION

All Covered Persons will be required to (i) acknowledge receipt of this policy, (ii) acknowledge that they have shared this policy with their Related Persons, and (iii) affirm their intent, and the intent of their Related Persons, to be governed by the policy. Covered Persons hired/engaged after May 24, 2018 will be required to execute such acknowledgement/intent at the time of hire or engagement.

Acknowledgement will not be required for employees of a regulatory agency. Furthermore, acknowledgement will not be required for auditors or other consultants and advisors governed by a duly executed engagement letter that contains an appropriate confidentiality clause and public company acknowledgment.

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Exhibit 19

[1] “Trading” or “trade” refers to the purchase or sale of securities (i.e., common stock, preferred stock, options to acquire common stock or preferred stock, etc.) or to “tipping” and making recommendations to trade to other persons and also includes an election to participate in, or terminate an interest in, or increase or decrease an existing election in, a stock purchase or dividend reinvestment plan.
[2] “Related Person” means a spouse, minor children and anyone living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; and estates of which you are an executor.